

August 13, 2024

Michael Singer
Executive Chairman and Director
Insight Acquisition Corp.
333 East 91st Street
New York, NY 10128

> **Re: Insight Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed July 30, 2024**
> **File No. 333-276291**

Dear Michael Singer:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 25, 2024 letter.

Form S-4 Amendment No. 3 Filed July 30, 2024

Summary of Risk Factors, page 20

1.   Please revise your Summary of Risk Factors to provide a more concise bulleted summary of no more than approximately two pages, focusing on the principal risks of the transaction, as required by Item 105(b) of Regulation S-K.

Risks Related to Being Deemed an Investment Company, page 40

2.   We note your revised disclosure in response to prior comment 9. Please revise to provide more context for this risk by including disclosure similar to that on page 142 and elsewhere stating that the proceeds of the IPO and concurrent private placement were invested in U.S. government securities having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury

obligations. For additional context, please also include disclosure regarding registration as an investment company under the Investment Company Act if you are found to have been operating as an unregistered investment company.

<u>Some of the IAC officers and directors may be argued to have conflicts of interest that may influence them . . , page 46</u>

3.   We note your response to comment 10. It appears the aggregate market value was not updated based on the stock price on July 25, 2024. Please advise or revise.

<u>Unaudited Pro Forma Condensed Combined Financial Statements Description of Business Combination, page 57</u>

4.   We have considered your response to comment 12. Reference is made to your conclusion that your change of control provision does not impact the potential adjustment to the instrument's settlement amount. From your disclosures on page 63 and elsewhere, we note that a variable number of shares will be issued based on achieving your stock price and section 6 of Annex 1 indicates that if there is a change of control, all of the earn-out shares will be issued. It appears there are multiple settlement alternatives, and the settlement amount could result in the issuance of 0, 733,333, 1,466,666 or 2,200,000 shares based on whether the stock price exceeds milestone prices. Because there is variability in the number of shares issuable, it would need to be analyzed under step 2 of the guidance. In addition, if there is a change of control, all of the earn-out shares will be issued regardless of the company's stock price. As a result, it appears the change of control provision does impact the settlement amount and the number of earn-out shares issuable varies based on whether there is a change in control, which is not an input into a fixed-for-fixed valuation model. Therefore, the change in control provision appears to represent a settlement provision that precludes indexation to a company's stock under step 2 of ASC 815-40-15-7, and liability treatment would be more appropriate. Please clarify and/or revise accordingly.

<u>Reference (KK), page 73</u>

5.   We note your response to comment 14 and adjustment (KK) recognized as compensation expense. Reference is made to disclosures on page 109, (iii), and (iv), where you indicate that issuance of shares to Janbella related to the BCA Amendment entered into on June 21, 2024, represents elimination of the closing condition to pay off indebtedness to Janbella.   In addition, the 125,000 shares issuable to Michael Singer relate to waiver of payments owed for sponsor administrative services of $15,000 per month and management team fees of $15,000 per month beginning September 1, 2021 through the consummation of a business combination.   Please further clarify how the facts and circumstances of your situation fit within the scoping requirements outlined within ASC 718.

<u>Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2024</u>
<u>Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended</u>
<u>December 31, 2023</u>
<u>Reference (GG), page 73</u>

6.   We note your response to comment 14 and adjustment (GG) recognized as interest expense.   Reference is made to footnote disclosures on page F-74 where you indicate that you are still evaluating the proper accounting for such shares.   It appears you have completed such evaluation.   Please provide to us your analysis that supports your accounting treatment for the AM subscription agreement entered into on April 26, 2024 and accepted by Modus on May 16, 2024.   Your response should highlight the pertinent facts and circumstances from your AM subscription agreement and outline the specific GAAP literature that supports your accounting treatment.

<u>Ownership of New IAC after the Business Combination, page 98</u>

7.   We note that you have specified ownership of common stock in response to prior comment 16. Please revise this section to also disclose the ownership of the Class C Preferred shares so that you address the entire ownership of New IAC after the business combination.

<u>Beneficial Ownership of Securities, page 179</u>

8.   We note that clause (ii) preceding your beneficial ownership table states that it assumes no exercise of public warrants because they are not exercisable until 30 days after closing and a current prospectus is not expected to be available within 60 days of the date of the proxy statement/prospectus. Please clarify whether shares underlying the private placement warrants are included in the table. In this regard, we note that private placement warrants are exercisable 30 days after the Closing and may be exercised on a cashless basis. If the holders of the private warrants will have a right to exercise the warrants within 60 days of the date of the proxy statement/prospectus, please include the shares underlying the warrants in the table.

<u>General</u>

9.   We note your response to prior comment 1. Please revise your fee table to list the contingent rights as a separate security.

        Please contact Kellie Kim at 202-551-3129 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Real Estate & Construction

cc: Mitchell Nussbaum